SECURITIES AND EXCHANGE COMMISSION
                                     Washington, D.C.  20549

                                          SCHEDULE 13D

                            Under the Securities Exchange Act of 1934
                                        (Amendment No. 1)

                                      USA DETERGENTS, INC.
                                        (Name of Issuer)

                                   Common Stock, $0.01 par value
                                 (Title of Class and Securities)

                                         902938 10 9
                              (CUSIP Number of Class of Securities)

                                      Frederick J. Horowitz
                                    c/o USA Detergents, Inc.
                                       1735 Jersey Avenue
                               North Brunswick, New Jersey  08902
                                         (908) 828-1800
                    (Name, Address and Telephone Number of Person Authorized
                             to Receive Notices and Communications)

                                            Copy to:

                                    Sheldon G. Nussbaum, Esq.
                                   Fulbright & Jaworski L.L.P.
                                        666 Fifth Avenue
                                    New York, New York  10103
                                          212-318-3000

                                       March 11, 1996
                                  (Date of Event which Requires
                                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule
13-d-1(b)(3) or (4), check the following box:                     / /

Check the following box if a fee is being paid with this Statement:
                                                                  / /

                                        Page 1 of 5 Pages
PAGE

                                          SCHEDULE 13D


CUSIP No. 902938 10 9                                      Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Frederick J. Horowitz


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  United States

NUMBER         7.   SOLE VOTING POWER
OF                  (a) 1,181,746

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a) 0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a) 1,181,746

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a) 0

11.  AGGREGATE AMOUND BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a) 1,181,746

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   8.82%

14.  TYPE OF REPORTING PERSON
                    (a)   IN
                                      2
PAGE

ITEM 1.        SECURITY AND ISSUER.

        This Amendment No. 1 to Schedule 13D ("Schedule 13D") relates to the common stock, $.01 par value per share (the "Common Stock") of USA Detergents, Inc., a Delaware corporation ("USA Detergents" or the "Company"). The principal executive offices of USA Detergents are located at 1735 Jersey Avenue, North Brunswick, NJ 08902.


ITEM 2.        IDENTITY AND BACKGROUND.

        This Statement is filed by Frederick J. Horowitz (the "Reporting Person") having a business address at 1735 Jersey Avenue, North Brunswick, New Jersey 08902. Mr. Horowitz is Executive Vice President, Chief Administrative Officer and a Director of the Company.

        Mr. Horowitz has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Not applicable


ITEM 4.        PURPOSE OF TRANSACTION.

        This Statement is filed to reflect a material decrease in the percentage of the outstanding Common Stock beneficially owned by Mr. Horowitz. On March 11, 1996, Mr. Horowitz sold 227,144 shares of Common Stock in a public offering registered under the Securities Act of 1933 (Registration No. 333-1386) (the "Offering"). Also on that date, the Frederick and Arlene Horowitz Family Foundation, Inc. (the "Foundation"), of which Mr. Horowitz is President, sold in the Offering 135,000 shares of Common Stock which were previously transferred to the Foundation by Mr. Horowitz.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Horowitz beneficially owns an aggregate of 1,181,746 shares of Common Stock, of which 821,746 shares are owned of record by Mr. Horowitz and


                                       3
PAGE

360,000 shares are deemed to be beneficially owned by Mr. Horowitz by reason of Mr. Horowitz being the trustee and remainderman of a grantor retained annuity trust (the "Trust"). Mr. Horowitz disclaims beneficial ownership of such 360,000 shares for purposes of this Statement or for any other purpose. Based upon the 13,392,372 shares of Common Stock outstanding as of December
31, 1995 (as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995), the shares which may be deemed to be beneficially owned by Reporting Person represent approximately 8.82% of the shares of Common Stock outstanding.

        (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page and Items 4 and 5(a) above.

        (c) No transactions in the Common Stock were effected during the past 60 days except as follows:

               (i) in February 1996, Mr. Horowitz transferred 135,000 shares to the Foundation; and

               (ii) in March 1996, Mr. Horowitz and the Foundation sold 227,444 and 135,000 shares, respectively, in the Offering. See also the response to Item 4 above.

        (d) The Trust is entitled to receive dividends on, and proceeds from the sale of, the shares it holds.

        (e)    Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not Applicable


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Not Applicable

                                       4
PAGE

                                            SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






May 13, 1996                                  /s/ Frederick J. Horowitz
- ------------                                  -------------------------
(Date)                                       (Signature)



                                       5
PAGE

                               SECURITIES AND EXCHANGE COMMISSION
                                     Washington, D.C.  20549

                                          SCHEDULE 13D

                            Under the Securities Exchange Act of 1934

                                      USA DETERGENTS, INC.
                                        (Name of Issuer)

                                   Common Stock, $0.01 par value
                                 (Title of Class and Securities)

                                         902938 10 9
                              (CUSIP Number of Class of Securities)

                                      Frederick J. Horowitz
                                       1735 Jersey Avenue
                               North Brunswick, New Jersey  08902
                                         (908) 828-1800
                    (Name, Address and Telephone Number of Person Authorized
                             to Receive Notices and Communications)

                                            Copy to:

                                    Sheldon G. Nussbaum, Esq.
                                   Fulbright & Jaworski L.L.P.
                                        666 Fifth Avenue
                                    New York, New York  10103
                                         (212) 318-3022

                                      December 21, 1995
                                  (Date of Event which Requires
                                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule
13-d-1(b)(3) or (4), check the following box:                      / /

Check the following box if a fee is being paid with this Statement:
                                                                   /X/

                                        Page 1 of 5 Pages
PAGE

                                          SCHEDULE 13D


CUSIP No. 902938 10 9                                      Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Frederick J. Horowitz


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS  *
                                OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  United States

NUMBER         7.   SOLE VOTING POWER
OF                  (a) 1,544,190**

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a) 1,544,190**

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH

11.  AGGREGATE AMOUND BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a) 1,544,190**

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   11.53% voting Common Stock

14.  TYPE OF REPORTING PERSON**
                    (a)   IN

**All share numbers in this Schedule 13D are adjusted to reflect a 3-for-2 forward stock split to be distributed February 9, 1996.

                                      7
PAGE

NOTE: ALL REFERENCES HEREIN TO NUMBER OF SHARES HAVE BEEN ADJUSTED TO REFLECT A 3-FOR-2 FORWARD STOCK SPLIT TO BE DISTRIBUTED FEBRUARY 9, 1996.

ITEM 1.        SECURITY AND ISSUER.

        This statement on Schedule 13D ("Schedule 13D") relates to the beneficial ownership by Frederick J. Horowitz of shares of common stock, par value $0.01 per share (the "Common Stock"), of USA Detergents, Inc., a Delaware corporation (the "Company").


ITEM 2.        IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Frederick J. Horowitz, a U.S. citizen, whose principal place of business and principal office are located at 1735 Jersey Avenue, Brunswick, New Jersey 08902. Mr. Horowitz is the Company's Executive Vice President and Chief Operating Officer.

        Mr. Horowitz has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No consideration was paid to acquire the securities necessitating this filing.


ITEM 4.        PURPOSE OF TRANSACTION.

        This filing is necessitated by Mr. Horowitz being deemed to have acquired beneficial ownership of 360,000 shares of Common Stock transferred to a grantor retained annuity trust (the "Trust") by Dinah Evan under which Mr. Horowitz is the remainderman and a trustee. Mr. Horowitz expressly disclaims beneficial ownership of the shares held by the Trust.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Horowitz beneficially owns an aggregate of 1,544,190 shares of Common Stock, of which 1,184,190 shares are owned of record by Mr. Horowitz and 360,000 shares are deemed to be beneficially owned by Mr. Horowitz by reason of Mr. Horowitz being the trustee and remainderman of the Trust. Mr. Horowitz disclaims beneficial ownership of such 360,000 shares for purposes of this Schedule 13D or for any other purpose. Based upon the 13,392,390 shares of Common Stock outstanding

                                      8
PAGE
as of September 30, 1995 (as set forth in the Company's Quarterly Report on Form 10- Q for the fiscal quarter ended September 30, 1995), the shares beneficially owned by Mr. Horowitz represent approximately 11.53% of the shares of Common Stock outstanding.

        (b) Mr. Horowitz has sole power to vote and/or dispose of 1,544,190 shares of Common Stock and shared power to vote and/or dispose of 0 shares of Common Stock.

        (c) Mr. Horowitz acquired beneficial ownership of the 360,000 shares of the Company's Common Stock held by the Trust as a result of being named the trustee and remainderman of a grantor retained annuity trust settled by Dinah Evan, Mr. Horowitz's mother. There was no consideration given in the transaction which was effected by a declaration of trust.

        (d)    Not applicable.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.


                                      9
PAGE

                                            SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                             January 8, 1996
                                             ------------------------------
                                                   (Date)

                                             /s/ Frederick J. Horowitz
                                             ------------------------------
                                                   (Signature)


                                             Frederick J. Horowitz
                                             ------------------------------
                                                   (Name/Title)



                                      10
PAGE